Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Pharmaceuticals, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report on the consolidated financial statements, refers to the Company's change in method of accounting for fair value due to the adoption of a new accounting standard issued by the Financial Accounting Standards Board, as of January 1, 2008.

/s/ KPMG LLP

Princeton, New Jersey
November 2, 2010